RW holbrookenergyrw.txt
June 18, 2008

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Holbrook Energy, Inc.
	CIK No. 0001419032
	Registration Statement of Form S-1
	Filed on June 6, 2008
	File No. 333-151467


Dear Securities and Exchange Commission:

     	This letter is pertaining to a request for withdrawal of Holbrook Energy Inc.'s Registration statement on the Form S-1, filed on June 6th 2008, File Number 333-151467.

Due to technical complications during the filing process, Form S-1 was left deficient. Holbrook Energy Inc. represents that it has not sold any securities pursuant to the Form S-1, filed on June 6th 2008, File Number 333-151467.

Pursuant to rule 477 promulgated under the Securities Act of 1933, Holbrook Energy Inc. respectfully requests that the form S-1, filed on June 6th 2008, File Number 333-151467, be withdrawn.



By: /s/ Jeremy B. Holbrook
Jeremy B. Holbrook
President and Chief Executive Officer